NEWS RELEASE

Release 01-2006

January 4, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER PHASE 15 DRILL RESULTS
Infill and step out drilling continues to expand Peñasco mineralized zone

VANCOUVER, B.C. Western Silver Corporation today announced Phase 15 assay results (31 holes totaling 19,601 meters) from its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico. Twenty-three of the thirty-one holes were completed in the Peñasco south, east and North contact areas of the Outcrop breccia.

Seven holes (WC-282, WC-286, WC-274, WC-292, WC-297, WC-303, WC-304 and WC-308) tested the northeast quarter of the Outcrop breccia, with each hole containing thick intervals of mineralization. WC-292, drilled due north at –60 degrees, is continuously mineralized from 10 meters to hole bottom at 661.42 meters and demonstrates that mineralization extends to the eastern breccia contact. Holes WC-286 and WC-304 both intersected narrow zones of high grade mineralization in proximity to the North contact: WC-286, 4.0 meters averaging 25.7 g/t gold, 460 g/t silver, 3.28% lead and 5.31% zinc; and WC-304, 0.41 meters averaging 3.01 g/t gold, 2,120 g/t silver, 28.50% lead and 23.40% zinc. These intercepts extend the strike length of high grade mineralization along the North contact to at least 300 meters.

Sixteen infill and step out holes were completed in the south central portion of the Outcrop breccia with uniformly good results. Hole WC-288, drilled due north at -60 degrees, intersected 645 meters of continuous sulfide mineralization starting at 82 meters averaging 1.13 g/t gold, 46 g/t silver, 0.25% lead and 1.21% zinc. This hole, in combination with previously announced holes WC-268 and WC-276, highlights the potential of the southwest Peñasco area for shallow, higher grade gold mineralization.

Eight holes completed in the Azul breccia and on the west side of Chile Colorado intersected weak to moderate mineralization. Assay results for holes WC-279 through WC-309 are reported in this release. An updated map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Phase 16 drilling (36 holes totaling 23,800 meters) has been completed, including twenty-eight holes at Peñasco and six at La Palma. Drilling will resume in mid-January with initial focus on drilling off the southwestern Peñasco zone. Results for Phase 16 will be released when assays are received.

Dr. Thomas Patton and James Marlow, P.Eng., are the qualified persons responsible for the preparation of this release in accordance with NI-43-101.

01-2006

Western Silver Corporation is a publicly traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Tom Patton, President and COO, 604-638-2504
Gerald Prosalendis, VP Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Core samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. All samples were also analyzed for gold and silver using a 30 gram fire assay with gravimetric finish. A series of property specific standards and blanks are routinely submitted with each batch of samples. Independent laboratory check assaying is also routinely performed on randomly selected reject samples. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps.

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC279	36.00	350.00	314.00	1029.92	0.31	32	0.37	0.90
	408.00	580.64	172.64	566.26	1.33	17	0.13	0.41
includes	560.00	572.00	12.00	39.36	12.10	106	0.44	1.61

WC280	16.75	116.00*	99.25	325.54	0.33	20	0.25	0.18
	116.00	437.08	321.08	1053.14	0.62	20	0.18	0.45

WC281	112.00	292.00	180.00	590.40	0.24	14	0.10	0.43
	406.00	530.66	124.66	408.88	0.16	5	0.02	0.71

01-2006

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC282	60.00	338.00	278.00	911.84	0.39	36	0.27	0.38
	390.00	822.00	432.00	1416.96	0.58	26	0.37	0.78
includes	496.00	718.00	222.00	728.16	0.96	36	0.50	1.11

WC283	170.00	224.00	54.00	177.12	0.21	31	0.20	0.37
	240.00	346.00	106.00	347.68	0.16	12	0.05	0.68
	472.00	568.00	96.00	314.88	0.31	13	0.14	0.30

WC284	70.00	714.00	644.00	2112.32	0.43	24	0.23	0.61

WC285	38.00	374.00	336.00	1102.08	0.18	17	0.25	0.34

WC286	298.00	816.86	518.86	1701.86	0.85	32	0.38	0.78
includes	490.00	494.00	4.00	13.12	25.73	460	3.28	5.31

WC287	220.00	278.00	58.00	190.24	0.51	12	0.10	1.74

WC288	82.00	727.25	645.25	2116.42	1.13	46	0.25	1.21
includes	510.00	594.00	84.00	275.52	2.80	45	0.12	1.78

WC289	84.00	460.00	376.00	1233.28	0.48	25	0.27	0.63

WC290	14.20	190.00*	175.80	576.62	0.28	23	0.22	0.32
	396.00	684.28	288.28	945.56	0.81	12	0.06	0.14

WC291	146.00	250.00	104.00	341.12	0.18	30	0.28	0.83

WC292	10.00	44.00*	34.00	111.52	0.28	39	0.21	0.01
	44.00	661.42	617.42	2025.14	0.57	26	0.26	0.51
includes	354.00	546.00	192.00	629.76	1.01	39	0.35	0.78

WC293	70.00	256.00	186.00	610.08	0.30	23	0.26	0.42
	284.00	398.00	114.00	373.92	0.23	28	0.36	0.63
	474.40	596.19	121.79	399.47	2.64	67	0.37	1.69
includes	504.00	514.00	10.00	32.80	7.13	135	0.71	4.04

WC294	22.38	84.00*	61.62	202.11	0.16	28	0.38	0.16
	100.00	687.32	587.32	1926.41	0.39	17	0.16	0.47
includes	286.00	508.00	222.00	728.16	2.31	20	0.06	0.69
WC295	224.00	518.76	294.76	966.84	0.27	9	0.13	0.33

WC296	16.76	136.00*	119.24	391.11	0.21	24	0.13	0.19
	136.00	318.00	182.00	596.96	0.30	17	0.25	0.49
	406.00	812.90	406.90	1334.63	0.71	16	0.09	0.37

WC297	34.00	68.00*	34.00	111.52	0.39	23	0.27	0.15
	68.00	150.00	82.00	268.96	0.22	21	0.19	0.32
	180.00	202.00	22.00	72.16	0.53	19	0.13	0.17
	362.00	772.00	410.00	1344.80	0.92	24	0.24	0.63

01-2006

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC298	20.40	210.00*	189.60	621.89	0.59	21	0.18	0.16
	210.00	370.00	160.00	524.80	0.31	8	0.03	0.29
	396.00	678.18	282.18	925.55	0.42	11	0.04	0.53

WC299	52.00	100.00*	48.00	157.44	0.29	21	0.46	0.36
	100.00	244.14	144.14	472.78	0.25	9	0.03	0.45

WC300	208.00	476.00	268.00	879.04	0.93	37	0.44	1.09

WC301	16.90	106.00*	89.10	292.25	0.19	17	0.28	0.22

WC302	170.00	598.00	428.00	1403.84	0.18	13	0.05	0.55

WC303	328.00	643.13	315.13	1033.63	1.07	21	0.23	0.64

WC304	15.80	56.00*	40.20	131.86	0.33	37	0.26	0.07
	378.00	754.00	376.00	1233.28	0.89	43	0.63	1.13
includes	642.15	642.56	0.41	1.34	3.01	2120	28.50	23.40

WC305	23.90	60.00*	36.10	118.41	0.31	31	0.44	0.11
	60.00	148.00	88.00	288.64	0.13	15	0.22	0.43
	160.00	632.00	472.00	1548.16	0.46	18	0.17	0.51

WC306	132.00	256.00	124.00	406.72	0.43	17	0.13	0.37
	404.00	720.00	316.00	1036.48	0.23	13	0.07	0.34

WC307	184.00	570.00	386.00	1266.08	0.18	12	0.05	0.47

WC308	360.00	730.00	370.00	1213.60	0.53	27	0.37	0.70

WC309	22.80	84.00*	61.20	200.74	0.26	27	0.37	0.20
	84.00	144.00	60.00	196.80	0.63	56	0.54	0.61
	190.00	253.59	63.59	208.58	0.45	17	0.29	0.60

* oxide mineralization